AVALON ACQUISITION INC.

2 Embarcadero Center, 8th Floor

San Francisco, CA 94111

October 4, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Elizabeth Packebusch

RE:	Avalon Acquisition Inc.
Registration Statement on Form S-1
File No. 333-253654

Dear Ms. Packebusch:

Avalon Acquisition Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, October 5, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes William N. Haddad of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, we respectfully request that we be notified of such effectiveness by a telephone call to William N. Haddad of Venable LLP, counsel to the Registrant, at (212) 503-9812 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

AVALON ACQUISITION INC.

By:	/s/ S. Craig Cognetti
Name:	S. Craig Cognetti
Title:	Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Wei Wang, Ellenoff Grossman & Schole LLP

[Company Signature Page to Acceleration Request]